UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 12, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ocera Therapeutics, Inc.

File No. 001-35119 - CF#30084

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       Ocera Therapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on September 27, 2013.

       Based on representations by Ocera Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through August 14, 2016
Exhibit 10.2	through August 14, 2023
Exhibit 10.3	through August 14, 2023
Exhibit 10.4	through August 14, 2016
Exhibit 10.5	through August 14, 2016

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary